Coca-Cola FEMSA, S.A.B. de C.V.                                                                                           Guillermo Glez. Camarena No. 600

                Col. Centro de Ciudad Santa Fe

                01210-México, D.F.

                Conm.: 5081-5100

August 4, 2010

BY FAX AND EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Mr. John Reynolds
100 F Street, N.E.
Washington, D.C.  20549

Re:	Coca-Cola FEMSA, S.A.B de C.V. (the “Company”) – Registration Statement on Form F-4 (File No. 333-168109) (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Coca-Cola FEMSA, S.A.B de C.V., and in accordance with Rule 461 of the Securities Act of 1933, as amended, we hereby respectfully request the acceleration of the effective date of the above-referenced registration statement so that such registration statement, as amended, is declared effective at 12 noon, Eastern Time, on August 6, 2010, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, we acknowledge that:

(i)  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call Jaime A. El Koury at (212) 225-2570, Duane McLaughlin at (212) 225-2106 or Carlos Soto at (212) 225-2386 at the New York offices of Cleary Gottlieb Steen & Hamilton LLP.

       Very truly yours,

       COCA-COLA FEMSA, S.A.B DE C.V.

       By: /s/Javier Eduardo Dávila Parás ____
       Name:  Javier Eduardo Dávila Parás
       Title:   Attorney-in-fact

       By: /s/Carlos Luis Díaz Sáenz
       Name:  Carlos Luis Díaz Sáenz
       Title:    Attorney-in-fact

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